Exhibit 99.2

23.	Any PCLEH Shareholder and any other person that this Honourable Court deems sufficiently interested, may appear on the Final Application for the approval of the Plan of Arrangement, or to oppose or seek a reversal or variation of any declaration or other determination made under this Interim Order, provided that such PCLEH Shareholder or other person shall file with this Honourable Court and serve on the solicitors for PCLEH, with proof of service, on or before September 10, 2010 a notice (a “Notice of Appearance”) setting out the address for service in respect of such PCLEH Shareholder or other person and indicating whether such PCLEH Shareholder or other person intends to oppose the application or make submissions thereat, together with any evidence or materials which are to be presented to this Honourable Court, such Notice of Appearance to be served by delivery at the address set forth below:

Reynolds, Mirth, Richards & Farmer LLP

Barristers and Solicitors

3200, 10180 – 101 Street

Edmonton, Alberta T5J 3W8

Facsimile: (780) 429-3044

Attention: R. W. Ewasiuk, Q.C. or D.R. Noel Q.C.